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                            July 23, 2020

       Xue Ran Gao
       Chief Executive Officer and Director
       AS Capital, Inc.
       3-11 Building 3, Beihuan East Road, Pinggu Town
       Pinggu District, Beijing
       People's Republic of China

                                                        Re: AS Capital, Inc.
                                                            Preliminary
Information Statement on Form PRE 14C
                                                            Filed July 13, 2020
                                                            File No. 000-55999

       Dear Ms. Gao:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Information Statement on Form PRE 14C filed July 13, 2020

       Corporate Action No. 1
       Increase In Authorized Capital
       Reasons For The Increase In Authorized Capital, page 4

   1. Please update the disclosure to include the number of shares currently authorized and outstanding, to briefly
discuss your status as a blank check company whose business plan is to merge with an
unidentified company, and to disclose in general terms the status of the current target
search. If true, clarify that you have no current agreements or understandings relating
to an acquisition with a particular operating company. Otherwise, please disclose the
information required by Item 1 of Schedule 14C and Item 14 of
                                                        Schedule 14A for any
contemplated transaction.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Xue Ran Gao
AS Capital, Inc.
July 23, 2020
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



FirstName LastNameXue Ran Gao                             Sincerely,
Comapany NameAS Capital, Inc.
                                                          Division of
Corporation Finance
July 23, 2020 Page 2                                      Office of Finance
FirstName LastName